UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive office)

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012	4-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2012	14-32

SIGNATURE	33

Exhibit 23 Consent of CohnReznick LLP	34

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the 2012 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2012 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2012 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2012 basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
July 1, 2013

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

CASH	$1,503	$3,542
INVESTMENTS (Notes 3 and 4):
Participant directed investments, at fair value	2,732,406,153	2,370,743,679

RECEIVABLES:
Notes receivable from participants	78,072,952	71,963,055
Interest and dividends receivable	4,347,789	4,332,331
Broker receivable for securities sold	2,514,316	9,202,300
Participant contribution receivable	1,008,457	197,803
Employer contribution receivable	425,248	208,648
Trust to trust transfer in receivable	-	9,183,495

TOTAL RECEIVABLES	86,368,762	95,087,632

TOTAL ASSETS	2,818,776,418	2,465,834,853

LIABILITIES

Broker payable for securities purchased	16,283,216	36,688,805
Accrued expenses	2,458,501	1,221,164

TOTAL LIABILITIES	18,741,717	37,909,969

NET ASSETS AVAILABLE FOR BENEFITS	$2,800,034,701	$2,427,924,884

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Contributions:
Participant	$199,363,058
Employer	72,000,799
Total contributions	271,363,857

Investment income:
Net appreciation in fair value of investments (Note 3)	238,726,356
Dividend income	27,674,111
Interest income	2,204,157
Total investment income	268,604,624

Interest income on notes receivable from participants	3,186,408

Benefits paid to participants	(165,956,467)

Administrative and general expenses	(7,304,178)

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	369,894,244

TRUST TO TRUST TRANSFERS IN	2,215,573

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	372,109,817

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,427,924,884

End of year	$2,800,034,701

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is administered by a three-member committee (the “Plan Administrator”) appointed by the Board of Directors of Automatic Data Processing, Inc. (“ADP”, the “Company” or the “Plan Sponsor”).  JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $110,000 in 2011), can contribute up to 35% (50% beginning January 1, 2013) of their compensation, subject to the maximum deferral limits under the Internal Revenue Code (“IRC”) (and certain special limits for Puerto Rico residents participating in the Plan).  Participating employees earning more than these amounts (“Highly Compensated Employees”) can only contribute up to the amount determined by the Plan Administrator annually (10% of their compensation prior to January 1, 2013 and 12% thereafter).  Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions (“Catch-Up Contributions”) up to the amount of $5,500 for 2012.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”).  Unless employees elect otherwise, they are automatically enrolled as participants in the Plan after sixty days of employment at a deferral rate of 3% of compensation.  These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.  Effective January 1, 2013, certain employees who were hired before January 1, 2007 and were not contributing to the Plan as of October 31, 2012, were automatically enrolled as participants in the Plan at a deferral rate of 1% of compensation.  These contributions will also be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.  Participant contributions during the year ended December 31, 2012 include $19,021,437 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to 50% of the first 6% of each participant’s salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company’s matching contribution increases to an amount equal to 70% of the first 6% of a participant’s salary deferral election.  Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year.  Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, and an allocation of Plan gains or losses.  Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments —Investments in the Plan consist of various investments which include the ADP Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.

The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund, the Montag & Caldwell Large Cap Growth Fund, the American Century Small Cap Value Fund, the BNY Mellon Small-Cap Equity Transition Fund, and the BNY Mellon International Equity Transition Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues.  The Northern Trust S&P 500 Index Fund, the BlackRock Russell 2000 Growth Fund, the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund, the JPMorgan SmartRetirement 2040 Fund, the Pyramis Select International Plus Commingled Pool, and the ING Small-Cap Growth Fund are commingled trusts.  The Goldman Sachs Financial Square Government Fund is a money market fund.  The Artio International Equity - Institutional Fund is a mutual fund.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan.  Matching contributions are deposited into participants’ accounts each pay period and are made pursuant to their individual investment election on file at that time.

Vesting—Participants are immediately vested in their contributions, including salary deferral and rollover contributions.  Matching Company contributions are vested as follows:

Less than two years of service from date of hire                                                                                                      0%
                     Two but less than three years of service from date of hire                                                                                   50%
                     Three or more years of service from date of hire                                                                                                  100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment.  The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account.  Alternatively, he or she can elect to defer payment if the total of the participant’s vested account balance is more than $1,000.  The balance in the participant’s ADP Stock Fund account can be distributed as whole shares of Company common stock (“Company Stock”) or as cash equivalent to the fair market value of the Company Stock at the date of distribution.  The Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Pursuant to this amendment, if the total of the participant’s vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account (“IRA”) established with The Bancorp Bank.  Fees and expenses for the IRA will be charged against a participant’s account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.

Trust to Trust Transfers In – Effective February 1, 2012, the Asparity Decision Solutions, Inc. 401(k) Plan merged into the Plan in connection with the acquisition of Asparity Decision Solutions, Inc. by the Company.  Transfers of $448,787 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective February 9, 2012, the W. Ray Wallace & Associates 401(k) Profit Sharing Plan merged into the Plan in connection with the acquisition of W. Ray Wallace & Associates by the Company.  Transfers of $1,074,053 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective April 2, 2012, The Autotegrity 401(k) Plan merged into the Plan in connection with the acquisition of Autotegrity, Inc. by the Company.  Transfers of $169,561 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective June 8, 2012, certain former participants in the SHPS, Inc. 401(k) Plan transferred their account and loan balances into the Plan in connection with the acquisition of SHPS, Inc. by the Company.  Transfers of $523,172 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Forfeitures—Upon termination of a participant’s employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance.  The nonvested portion of the participant’s account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document.  The amount of unused forfeitures as of December 31, 2012 and 2011 amounted to $2,184,463 and $1,650,758, respectively.  For the year ended December 31, 2012, amounts used to pay administrative expenses amounted to $680,745, and the amount used to reduce employer contributions was $2,985,832.

Notes Receivable from Participants—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions.  Outstanding loans are secured by the participant’s interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants’ loan repayments and any interest due are paid into the participants’ account.

Employee Stock Ownership Plan Component—The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (“ESOP Component” or “ESOP”) which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA.  The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment.  The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company.  The following includes main highlights of the ESOP Component.  Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock.  Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company.  All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant’s election, dividends can be reinvested in the ESOP Component.  All cash dividends are paid out on a quarterly basis.  If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto regarding the payment of benefits from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

For mutual fund and money market fund investments, including the Columbia Dividend Value Fund, Artio International Equity Fund – Institutional Fund and Goldman Sachs Financial Square Government Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately.  Management fees for the separately managed accounts and commingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Investments—See Note 4 - “Fair Value Measurements.”

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded at December 31, 2012 or 2011.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.  At December 31, 2012 and 2011, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $39,088 and $391,579, respectively.

Recently Issued Accounting Pronouncements— In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.”  ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance.  ASU 2011-04 is effective for annual periods beginning after December 15, 2011.  The adoption of ASU 2011-4 did not have an impact on the Plan’s financial statements.  See Note 4 - “Fair Value Measurements.”

3.	INVESTMENTS

	The investments of the Plan as of December 31, 2012 and 2011 are summarized as follows:

	Investments, at fair value:	2012		2011

	ADP Stock Fund, 5,664,893 shares and 5,556,245 shares, respectively	$325,019,168	*	$302,666,515	*
	Seix Intermediate Bond Fund	292,052,385		294,808,499
	Northern Trust S&P 500 Index Fund	255,518,328	*	203,503,309	*
	Columbia Dividend Value Fund	253,895,871		206,174,817
	Goldman Sachs Financial Square Government Fund	225,978,241	*	225,441,863	*
	Pyramis Select International Plus Commingled Pool	216,154,505	*	-
	ING Small-Cap Growth Fund	205,038,733	*	-
	Montag & Caldwell Large Cap Growth Fund	183,208,407		149,261,033
	JPMorgan SmartRetirement 2020 Fund	174,672,892	*	140,973,090	*
	JPMorgan SmartRetirement 2030 Fund	170,528,811	*	126,728,372	*
	American Century Small Cap Value Fund	151,167,378		122,329,195
	JPMorgan SmartRetirement 2040 Fund	133,489,804		91,288,563
	JPMorgan SmartRetirement 2015 Fund	72,617,547		62,431,611
	JPMorgan SmartRetirement Income Fund	40,160,925		32,222,089
	JPMorgan SmartRetirement 2010 Fund	32,784,171		30,484,964
	BNY Mellon International Equity Transition Fund	61,298		-
	BNY Mellon Small-Cap Equity Transition Fund	57,689		-
	Artio International Equity Fund - Institutional Fund	-		198,098,924	*
	BlackRock Russell 2000 Growth Fund	-		184,330,835	*
	Total Investments	$2,732,406,153		$2,370,743,679

* Investments held that represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Large Cap Growth Fund, American Century Small Cap Value Fund, BNY Mellon Small-Cap Equity Transition Fund, and BNY Mellon International Equity Transition Fund), underlying investments are used to make such determination.

3.     INVESTMENTS (continued)

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012

Northern Trust S&P 500 Index Fund	$33,222,171
JPMorgan SmartRetirement 2030 Fund	23,312,398
JPMorgan SmartRetirement 2020 Fund	22,156,187
JPMorgan SmartRetirement 2040 Fund	18,549,598
American Century Small Cap Value Fund	18,439,911
Montag & Caldwell Large Cap Growth Fund	18,047,769
Columbia Dividend Value Fund	17,867,809
ADP Stock Fund	17,007,348
BlackRock Russell 2000 Growth Fund	14,751,676
Pyramis Select International Plus Commingled Pool	13,790,313
Artio International Equity Fund - Institutional Fund	12,192,202
ING Small-Cap Growth Fund	8,725,959
JPMorgan SmartRetirement 2015 Fund	8,575,736
JPMorgan SmartRetirement Income Fund	3,936,214
JPMorgan SmartRetirement 2010 Fund	3,516,633
BNY Mellon Small-Cap Equity Transition Fund	2,112,060
Seix Intermediate Bond Fund	1,799,070
BNY Mellon International Equity Transition Fund	719,237
Goldman Sachs Financial Square Government Fund	4,065
Net appreciation in fair value of investments	$238,726,356

4.      FAIR VALUE MEASUREMENTS

The Plan applies the guidance in ASC 820.10 for assets recognized or disclosed at fair value on a recurring basis.  The guidance in ASC 820.10 defines fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.  ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value.  The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

           Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges.  Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments.

4.     FAIR VALUE MEASUREMENTS (continued)

There were no transfers in or out of Level 1 or Level 2 during the Plan years ended December 31, 2012 or Decembers 31, 2011.  The following tables present the investments of the Plan measured at fair value at December 31, 2012 and 2011.  See Note 3 - “Investments” for additional disclosure related to investments.

	As of December 31, 2012
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$325,284,123	$-	$325,284,123
Consumer Goods	179,713,932	-	179,713,932
Manufacturing and Industrial	130,998,200	-	130,998,200
Financial Services	99,552,911	-	99,552,911
Telecommunications and Other Services	72,232,027	-	72,232,027
Energy	56,907,298	-	56,907,298
Other	10,977,070	-	10,977,070

Mutual Funds:
U.S. Equity Securities	5,646,871	-	5,646,871
			-
Commingled Trusts
Target Date Retirement Funds	-	624,254,149	624,254,149
S&P 500 Index Funds	-	255,518,328	255,518,328
Growth Index Funds	-	421,193,238	421,193,238

Money Markets	-	272,824,577	272,824,577

Fixed Income Securities:
U.S. Government Securities	-	173,072,158	173,072,158
AA Corporate Bonds	-	14,868,569	14,868,569
A Corporate Bonds	-	25,081,613	25,081,613
Mortgage-Backed Securities	-	64,281,089	64,281,089

Total Investments	$881,312,432	$1,851,093,721	$2,732,406,153

4.     FAIR VALUE MEASUREMENTS (continued)

	As of December 31, 2011
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$302,037,152	$-	$302,037,152
Consumer Goods	151,944,484	-	151,944,484
Manufacturing and Industrial	104,249,063	-	104,249,063
Financial Services	68,965,181	-	68,965,181
Telecommunications and Other Services	63,921,613	159,563	64,081,176
Energy	50,960,868	-	50,960,868
Other	9,558,216	-	9,558,216

Mutual Funds:
International Equity Securities	198,098,924	-	198,098,924
U.S. Equity Securities	5,215,385	-	5,215,385
			-
Commingled Trusts
Target Date Retirement Funds	-	484,128,689	484,128,689
S&P 500 Index Funds	-	203,503,309	203,503,309
Growth Index Funds	-	184,330,835	184,330,835

Money Markets	-	282,581,903	282,581,903

Fixed Income Securities:
U.S. Government Securities	-	143,592,737	143,592,737
AA Corporate Bonds	-	22,544,008	22,544,008
A Corporate Bonds	-	30,332,163	30,332,163
Mortgage-Backed Securities	-	64,619,586	64,619,586

Total Investments	$954,950,886	$1,415,792,793	$2,370,743,679

4.  FAIR VALUE MEASUREMENTS (continued)

The following table presents the investments of the Plan with a reported net asset value as of December 31, 2012 and December 31, 2011:

	December 31, 2012	December 31, 2011	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period

Northern Trust S&P 500 Index Fund (1)	$255,518,328	$203,503,309	Daily	Trade date + 1
Pyramis Select International Plus Commingled Pool (2)	216,154,505	-	Daily	Trade date + 1
ING Small-Cap Growth Fund (3)	205,038,733	-	Daily	Trade date + 1
BlackRock Russell 2000 Growth Fund (3)	-	184,330,835	Daily	Trade date + 1
JPMorgan SmartRetirement 2020 Fund (4)	174,672,892	140,973,090	Daily	Trade date + 1
JPMorgan SmartRetirement 2030 Fund (4)	170,528,811	126,728,372	Daily	Trade date + 1
JPMorgan SmartRetirement 2040 Fund (4)	133,489,804	91,288,563	Daily	Trade date + 1
JPMorgan SmartRetirement 2015 Fund (4)	72,617,547	62,431,611	Daily	Trade date + 1
JPMorgan SmartRetirement 2010 Fund (4)	32,784,171	30,484,964	Daily	Trade date + 1
JPMorgan SmartRetirement Income Fund (5)	40,160,925	32,222,089	Daily	Trade date + 1
Total	$1,300,965,716	$871,962,833

(1) The objective of this fund is to provide a rate of return consistent with the Standard & Poor's 500 Index.
(2) The objective of this fund is to provide a rate of return consistent with the MSCI ACWI ex US (Net) Index.
(3) The objective of this fund is to provide a rate of return consistent with the Russell 2000 Growth Index.
(4) The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund's target retirement date.

(5) The objective of this fund is to outperform a custom benchmark of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are retired or expecting to retire in the near term.

5.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 5,705,738 and 5,592,245 shares, respectively, of Company Stock with a cost basis of $228,942,752 and $215,793,536, respectively.  For the year ended December 31, 2012, the Plan recorded dividend income in the amount of $9,234,061 from participants’ investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan.  JPMorgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture.  Furthermore, no amendment shall decrease a participant’s vested interest under the Plan at the effective date of such amendment.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated November 27, 2012 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally Accepted Accounting Principles (United States of America) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

ADP STOCK FUND
Common Stock
*AUTOMATIC DATA PROCESSING, INC. COMMON STOCK	Common Stock	5,664,893	$322,955,550

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,063,618	2,063,618

TOTAL ADP STOCK FUND			$325,019,168

AMERICAN CENTURY SMALL CAP VALUE FUND
Common Stock
AAR CORP COM STK	Common Stock	12,800	$239,104
ACTUANT CORP CLS 'A' COM STK	Common Stock	5,400	150,714
AEROVIRONMENT INC COM STK	Common Stock	17,000	369,580
ALASKA AIR GROUP INC COM STK	Common Stock	10,200	439,518
ALLSCRIPTS HEALTHCARE SOLUTIONS INC COM	Common Stock	38,000	357,960
ALON USA ENERGY INC COM STK	Common Stock	29,700	537,273
ALTERRA CAPITAL HLDGS LTD	Common Stock	26,300	741,397
ALTRA HOLDINGS INC COM STK	Common Stock	42,400	934,920
AMERICAN AXLE & MANUFACTURING HLDGS COM	Common Stock	77,700	870,240
AMERICAN EAGLE OUTFITTER COM STK	Common Stock	10,000	205,100
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	21,100	257,631
AMERICAN NATIONAL BANKSHARES COM STK	Common Stock	26,800	541,092
AMERICAN SCIENCE & ENGINEERING INC COM S	Common Stock	21,200	1,382,452
AMSURG CORP COM STK	Common Stock	800	24,008
ANN INC	Common Stock	14,800	500,832
APOLLO INVESTMENT CORP COM STK	Common Stock	71,100	594,396
APPLIED INDUSTRIAL TECHNOLOGIES INC COM	Common Stock	7,500	315,075
ARES CAPITAL CORP COM STK	Common Stock	10,000	175,000
ARTESIAN RESOURCES CORP CLASS 'A' COM STK	Common Stock	18,364	411,905
ASBURY AUTOMOTIVE GROUP INC COM STK	Common Stock	19,200	614,976
ASPEN INSURANCE HLDGS COM STK	Common Stock	14,700	471,576
AVISTA CORP COM STK	Common Stock	25,400	612,394
BALDWIN & LYONS INC CLASS 'B'	Common Stock	26,300	627,518
BANCORPSOUTH INC COM	Common Stock	16,200	235,548
BANKUNITED INC	Common Stock	82,700	2,021,188
BARNES GROUP INC COM STK	Common Stock	17,500	393,050
BEL FUSE INC CLASS 'B' SHS	Common Stock	25,500	498,525
BELDEN INC COM STK	Common Stock	10,100	454,399
BELO CORP	Common Stock	82,200	630,474
BEMIS CO INC COM STK	Common Stock	20,000	669,200
BERRY PETROLEUM CORP CLASS 'A' COM STK	Common Stock	13,900	466,345
BILL BARRETT CORP COM	Common Stock	12,900	229,491

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
BLACKROCK KELSO CAPITAL CORP	Common Stock	13,400	$134,804
BOB EVANS FARMS INC COM STK	Common Stock	5,300	213,060
BOK FINANCIAL CORP COM STK	Common Stock	6,900	375,774
BONANZA CREEK ENERGY INC	Common Stock	19,000	528,010
BOSTON PRIVATE FINANCIAL HLDGS INC COM	Common Stock	58,300	525,283
BRIGGS & STRATTON CORP COM STK	Common Stock	23,900	503,812
BRISTOW GROUP INC COM STK	Common Stock	6,900	370,254
BROOKLINE BANCORP	Common Stock	34,000	289,000
BRUNSWICK CORP COM STK	Common Stock	16,300	474,167
BUCKEYE TECHNOLOGIES INC COM STK	Common Stock	7,700	221,067
CABELAS INC COM STK	Common Stock	12,200	509,350
CAMPUS CREST COMMUNITIES INC	Common Stock	56,500	692,690
CAPITOL FEDERAL FINANCIAL INC	Common Stock	53,100	620,739
CARPENTER TECHNOLOGY CORP COM STK	Common Stock	8,900	459,507
CATAHY GENERAL BANCORP COM STK	Common Stock	38,100	742,950
CAVCO INDUSTRIES INC COM STK	Common Stock	14,200	709,716
CDI CORP COM STK	Common Stock	47,000	805,110
CEC ENTERTAINMENT COM STK	Common Stock	7,900	262,201
CELADON GROUP COM STK	Common Stock	32,200	581,854
CENTRAL GARDEN & PET CO COM STK	Common Stock	17,600	183,920
CENTURY ALUMINIUM COM STK	Common Stock	35,400	310,104
CHICOS FAS INC COM STK	Common Stock	28,600	527,956
CITY NATIONAL CORP COM STK	Common Stock	3,800	188,176
CLEARWATER PAPER CORPORATION	Common Stock	19,000	744,040
CLECO CORP COM STK	Common Stock	2,500	100,025
COEUR D'ALENE MINE COM STK	Common Stock	12,800	314,880
COHERENT INC COM STK	Common Stock	7,500	379,650
COMMERCE BANCSHARES INC COM STK	Common Stock	11,445	401,262
COMMUNITY BANK SYSTEMS NY COM STK	Common Stock	9,300	254,448
COMMUNITY HEALTH SYSTEMS INC (NEW) COM STK	Common Stock	10,800	331,992
COMPASS MINERALS INTERNATIONAL INC COM S	Common Stock	13,100	978,701
COMPUWARE CORP COM STK	Common Stock	48,400	526,108
CONVERGYS CORP COM STK	Common Stock	21,200	347,892
CORE-MARK HLDG CO INC COM STK	Common Stock	4,700	222,545
CORRECTIONS CORPORATIONS OF AMERICA COM	Common Stock	17,100	606,537
CROCS INC COM STK	Common Stock	31,900	459,041
CSS INDUSTRIES INC COM STK	Common Stock	23,773	520,391

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
CULLEN FROST BANKERS COM STK	Common Stock	9,100	$493,857
CULP INC COM STK	Common Stock	42,200	633,422
CURTISS-WRIGHT CORP COM STK	Common Stock	7,100	233,093
CVB FINANCIAL NPV	Common Stock	26,200	272,480
CYPRESS SEMICONDUCTOR CORP COM STK	Common Stock	79,800	865,032
DANA HOLDING CORP	Common Stock	48,400	755,524
DESTINATION MATERNITY CORP	Common Stock	22,400	482,944
DIODES INC COM STK	Common Stock	33,300	577,755
DOLE FOOD CO INC	Common Stock	25,300	290,191
DST SYSTEMS INC DELAWARE COM STK	Common Stock	24,300	1,472,580
DYNAMIC MATERIALS CORP COM STK	Common Stock	33,300	462,870
EL PASO ELECTRIC CO COM STK	Common Stock	23,400	746,694
EMCOR GROUP COM STK	Common Stock	15,700	543,377
EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	6,861	139,827
ENCORE WIRE CORP COM STK	Common Stock	18,400	557,704
ENERGY XXI (BERMUDA)	Common Stock	4,600	148,074
ENTERCOM COMMUNICATIONS COM STK	Common Stock	82,600	576,548
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	322,600	535,516
ERICKSON AIR-CRANE INC	Common Stock	46,200	389,466
FIFTH STREET FINANCE CORP	Common Stock	19,100	199,022
FINISAR CORP	Common Stock	21,400	348,820
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	71,800	711,538
FIRST INTERSTATE BANCSYSTEM INC	Common Stock	21,200	327,116
FIRST MIDWEST BANCORP COM STK	Common Stock	6,200	77,624
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	88,800	704,184
FLIR SYSTMES INC COM STK	Common Stock	45,900	1,024,029
FLUSHING FINANCIAL CORP COM STK	Common Stock	22,600	346,684
FNB CORP PA COM STK	Common Stock	27,500	292,050
FREIGHTCAR AMERICA INC COM STK	Common Stock	19,400	434,948
FULTON FINANCIAL CORP COM STK	Common Stock	41,300	396,893
GARDNER DENVER INC COM STK	Common Stock	4,500	308,250
GENESCO INC COM STK	Common Stock	16,900	929,500
GLOBAL PAYMENTS INC COM STK	Common Stock	24,800	1,123,440
GLOBE SPECIALTY METALS INC	Common Stock	13,000	178,750
GRACE (W.R.) & CO COM STK	Common Stock	2,000	134,460
GRANITE CONSTRUCTION COM STK	Common Stock	10,000	336,200
GRAPHIC PACKAGING HLDG CO	Common Stock	81,000	523,260
GREAT PLAINS ENERGY INC COM STK	Common Stock	59,700	1,212,507
GULFPORT ENERGY CORP COM STK	Common Stock	14,100	538,902

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
HANOVER INSURANCE GROUP INC COM STK	Common Stock	8,400	$325,416
HARRIS TEETER SUPERMARKETS INC NPV	Common Stock	5,400	208,224
HAWKINS INC COM STK	Common Stock	12,300	475,272
HAYNES INTERNATIONAL INC COM STK	Common Stock	5,500	285,285
HCC INSURANCE HLDG COM STK	Common Stock	48,600	1,808,406
HEALTH MANAGEMENT ASSOCIATES INC CLASS 'A	Common Stock	32,600	303,832
HEALTHSOUTH CORP COM STK	Common Stock	26,900	567,859
HEARTLAND EXPRESS INC COM STK	Common Stock	40,700	531,949
HECKMANN CORP	Common Stock	95,590	385,228
HECLA MINING CO COM STK	Common Stock	21,100	123,013
HELEN OF TROY COM STK	Common Stock	9,002	300,577
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	11,100	229,104
HERCULES TECHNOLOGY GROWTH CAP INC	Common Stock	20,000	222,600
HERITAGE FINANCIAL CORP COM STK	Common Stock	37,000	543,530
HORNBECK OFFSHORE SERVICES COM STK	Common Stock	18,198	624,919
IBERIABANK CORP COM STK	Common Stock	13,000	638,560
ICU MEDICAL INC COM STK	Common Stock	4,300	261,999
IDACORP INC COM STK	Common Stock	12,100	524,535
IDEX CORP COM STK	Common Stock	13,200	614,196
II-VI INC	Common Stock	3,300	60,291
IMPAX LABORATORIES INC COM STK	Common Stock	13,000	266,370
INFINITY PROPERTY & CASUALTY CORP COM	Common Stock	14,600	850,304
INGRAM MICRO INC CLASS 'A COM STK	Common Stock	40,500	685,260
INNOPHOS HOLDINGS INC COM	Common Stock	10,900	506,850
INTEGRA LIFESCIENCES HLDGS CORP COM STK	Common Stock	7,400	288,378
INTER PARFUMS INC COM STK	Common Stock	10,600	206,276
INTERSIL CORP CLASS 'A' COM STK	Common Stock	50,200	416,158
INTREPID POTASH INC	Common Stock	25,900	551,411
INVESTMENT TECHNOLOGY GROUP COM STK	Common Stock	22,200	199,800
IPG PHOTONICS CORP COM STK	Common Stock	6,502	433,358
J & J SNACK FOODS CORP COM STK	Common Stock	8,500	543,490
JABIL CIRCUIT INC COM STK	Common Stock	19,300	372,297
JANUS CAPITAL GROUP INC COM STK	Common Stock	43,800	373,176
JETBLUE AIRWAYS CORP COM STK	Common Stock	40,700	232,397
KAISER ALUMINUM CORP COM STK	Common Stock	3,700	228,253
KAMAN CORP	Common Stock	16,200	596,160
KAPSTONE PAPER & PACKAGING CORP COM STK	Common Stock	17,800	394,982
KAYDON CORP COM STK	Common Stock	31,300	749,009
KENNAMETAL INC CAP STK	Common Stock	26,300	1,052,000

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
KEY ENERGY SERVICES INC COM STK	Common Stock	64,000	$444,800
KFORCE INC COM STK	Common Stock	35,500	508,715
LACLEDE GROUP INC COM STK	Common Stock	8,500	328,185
LAKELAND FINANCIAL CORP COM STK	Common Stock	17,000	439,280
LEAR CORP COM	Common Stock	9,500	444,980
LIFE TIME FITNESS INC COM STK	Common Stock	8,000	393,680
LIFEPOINT HOSPITALS INC COM STK	Common Stock	10,400	392,600
LIN TV CORP COM STK	Common Stock	93,600	704,808
LINCOLN ELECTRIC HLDS INC COM STK	Common Stock	5,900	287,212
LITHIA MOTORS INC CLASS 'A' COM STK	Common Stock	6,100	228,262
LITTELFUSE INC COM STK	Common Stock	15,300	944,163
M/A-COM TECH SOLUTIONS HLDGS INC	Common Stock	35,887	537,228
MAGELLAN HEALTH SERVICES INC	Common Stock	4,600	225,400
MARTEN TRANSPORT COM STK	Common Stock	36,500	671,235
MB FINANCIAL INC COM STK	Common Stock	15,700	310,075
MDC HLDGS INC COM STK	Common Stock	15,600	573,456
MENS WEARHOUSE INC COM STK	Common Stock	9,600	299,136
MENTOR GRAPHICS CORP COM STK	Common Stock	18,500	314,870
METALICO INC COM	Common Stock	45,900	89,964
METHODE ELECTRONICS INC COM CLASS 'A'	Common Stock	30,500	305,915
MINERALS TECHNOLOGIES INC COM STK	Common Stock	9,600	383,232
MKS INSTRUMENTS INC COM STK	Common Stock	26,200	675,436
MOOG INC CLASS 'A' (LIM.V)	Common Stock	5,400	221,562
MUELLER INDUSTRIES INC COM STK	Common Stock	5,000	250,150
NANOMETRICS COM STK	Common Stock	63,100	909,902
NATIONAL BANKSHARES INC COM STK	Common Stock	16,700	540,913
NATIONAL FINANCIAL PARTNERS COM STK	Common Stock	26,100	447,354
NATIONAL HEALTH CARE CORP COM STK	Common Stock	9,000	423,180
NATIONAL PRESTO INDUSTRIES INC COM STK	Common Stock	2,400	165,840
NEUSTAR INC CLS 'A'	Common Stock	5,400	226,422
NEXSTAR BROADCASTING GROUP INC COM STK	Common Stock	36,300	384,417
NORTHWESTERN CORPORATION COM STK	Common Stock	9,600	333,408
OFFICEMAX INC COM STK	Common Stock	24,200	236,192
OLD NATIONAL BANCORP (INDIANA) COM STK	Common Stock	27,000	320,490
OLIN CORP COM STK	Common Stock	14,800	319,532
OM GROUP INC COM STK	Common Stock	8,200	182,040
ON SEMICONDUCTOR CORP COM STK	Common Stock	85,200	600,660
ORBITAL SCIENCES COM STK	Common Stock	13,300	183,141
ORIENT EXPRESS HOTELS LTD CLS A COM STK	Common Stock	33,600	392,784

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
ORITANI FINANCIAL CORP	Common Stock	23,900	$366,148
ORTHOFIX INTL NV COM STK	Common Stock	19,200	755,136
OWENS & MINOR INC COM STK	Common Stock	27,000	769,770
PACIFIC CONTINETAL CORP COM STK	Common Stock	36,800	358,064
PARAMETRIC TECHNOLOGY CORP NEW COM STK	Common Stock	17,200	387,172
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	16,800	432,264
PARK STERLING CORP	Common Stock	71,000	371,330
PBF ENERGY INC	Common Stock	10,900	316,645
PDC ENERGY INC	Common Stock	2,903	96,409
PENNANTPARK INVESTMENT CORP COM STK	Common Stock	63,500	698,183
PHH CORP COM STK	Common Stock	20,400	464,100
PIKE ELECTRIC CORPORATION COM STK	Common Stock	29,400	280,770
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	13,100	602,600
POLYCOM INC COM STK	Common Stock	34,200	357,732
POPULAR INC	Common Stock	44,700	929,313
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	20,100	549,936
PRIMERICA INC	Common Stock	10,400	312,104
PROASSURANCE CORP COM STK	Common Stock	6,400	270,016
PROSPERITY BANCSHARES INC COM STK	Common Stock	12,700	533,400
PROVIDENT FINANCIAL SERVICES INC COM STK	Common Stock	22,100	329,732
PSS WORLD MEDICAL INC COM STK	Common Stock	10,400	300,352
QLOGIC CORP COM STK	Common Stock	22,100	215,033
QUANEX BUILDING PRODUCTS CORP COM STK	Common Stock	11,000	224,510
RALCORP HOLDINGS INC COM STK	Common Stock	3,400	304,810
RUE21 INC	Common Stock	21,700	616,063
SAKS INC COM STK	Common Stock	49,500	520,245
SCHNITZER STEEL COM STK CLASS 'A	Common Stock	21,600	655,128
SEALED AIR CORP COM STK	Common Stock	35,500	621,605
SEMTECH CORP COM STK	Common Stock	7,900	228,705
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	9,900	352,044
SIGNATURE BANK COMMON SHS	Common Stock	5,000	356,700
SILGAN HLDGS INC COM STK	Common Stock	14,800	615,532
SIMPLICITY BANCORP INC	Common Stock	18,500	276,575
SNYDER'S LANCE INC	Common Stock	12,400	298,964
SOLAR CAPITAL LTD	Common Stock	13,200	315,612
SOTHEBYS INC CLASS 'A' LIM.V COM STK	Common Stock	24,200	813,604
SOUTH JERSEY INDUSTRIES INC COM STK	Common Stock	5,803	292,065
SOUTHWEST GAS CORP COM STK	Common Stock	12,500	530,125
SPANSION INC	Common Stock	63,900	888,849

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
STANDARD MOTOR PRODUCTS INC COM STK	Common Stock	9,600	$213,312
STEINER LEISURE COM STK	Common Stock	11,400	549,366
STURM RUGER & CO INC COM STK	Common Stock	4,900	222,460
SUNSTONE HOTEL INVESTORS INC COM STK	Common Stock	38,100	408,051
SUSQUEHANNA BANCHARE COM STK	Common Stock	52,300	548,104
SWIFT ENERGY CO COM STK	Common Stock	13,800	212,382
SYKES ENTERPRISES INC COM STK	Common Stock	41,200	627,064
SYMETRA FINANCIAL CORP	Common Stock	25,000	324,500
TCF FINANCIAL COM STK	Common Stock	29,700	360,855
TELEDYNE TECHNOLOGIES INC COM STK	Common Stock	3,200	208,224
TETRA TECHNOLOGIES COM STK	Common Stock	60,300	457,677
TITANIUM METALS CORP COM STK	Common Stock	13,700	226,187
TREDEGAR CORP COM	Common Stock	23,300	475,786
TRICO BANCSHARES COM STK	Common Stock	12,900	216,075
TRONOX LTD COM	Common Stock	17,300	315,725
TRUE RELIGION APPAREL INC COM STK	Common Stock	11,500	292,330
TRUSTMARK CORP COM STK	Common Stock	1,211	27,199
TUPPERWARE BRANDS CORP COM STK	Common Stock	9,600	615,360
UNIT CORP COM STK	Common Stock	5,000	225,250
UNITED BANKSHARES INC COM STK	Common Stock	8,200	199,424
UNITED FIRE GROUP INC	Common Stock	28,400	620,256
UNS ENERGY CORP	Common Stock	3,400	144,228
UTAH MEDICAL PRODUCTS COM STK	Common Stock	13,900	501,095
UTI WORLDWIDE INC ORD	Common Stock	17,400	233,160
VAALCO ENERGY COM STK	Common Stock	56,100	485,265
VAIL RESORTS INC COM STK	Common Stock	8,400	454,356
VCA ANTECH INC COM STK	Common Stock	28,100	591,505
VERA BRADLEY INC	Common Stock	48,700	1,222,370
VIEWPOINT FINL GP INC MD	Common Stock	29,900	626,106
VILLAGE SUPER MARKET INC CLASS 'A' COM STK	Common Stock	11,300	371,318
VIROPHARMA INC COM STK	Common Stock	3,400	77,384
W & T OFFSHORE INC COM STK	Common Stock	12,700	203,581
WADDELL & REED FINL INC CL A	Common Stock	5,500	191,510
WALTER INVESTMENT MANAGEMENT CORP	Common Stock	15,506	667,068
WASHINGTON BANKING CO COM STK	Common Stock	21,300	290,106
WASHINGTON FEDERAL INC COM STK	Common Stock	17,400	293,538
WEBSENSE INC COM STK	Common Stock	108,700	1,634,848
WEBSTER FINANCIAL CORP COM STK	Common Stock	7,600	156,180
WEIS MARKETS INC COM STK	Common Stock	16,900	661,973

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
WERNER ENTERPRISES INC COM STK	Common Stock	13,500	$292,545
WESTAR ENERGY INC COM STK	Common Stock	17,600	503,712
WESTERN REFINING INC COM STK	Common Stock	61,200	1,725,228
WMS INDUSTRIES COM STK	Common Stock	23,500	411,250
YOUNG INNOVATIONS INC COM STK	Common Stock	43,700	1,887,186
Total Common Stock			$125,914,815

Preferred Stock
ASPEN INSURANCE	Preferred Stock	36,231	$2,195,599
BEAZER HOMES USA INC TANGIBLE EQUITY UNI	Preferred Stock	18,500	527,250
CALLAWAY GOLF CO	Preferred Stock	3,400	328,525
DUPONT FABROS TECHNOLOGY	Preferred Stock	11,000	292,380
INLAND REAL ESTATE CORP	Preferred Stock	6,728	175,264
PS BUSINESS PARKS INC CALIF DEP SHS REPS	Preferred Stock	7,600	200,412
UNIVERSAL CORP	Preferred Stock	373	428,950
Total Preferred Stock			$4,148,380
			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
REIT
AMERICAN CAMPUS COMMUNITIES INC COM STK	REIT	5,500	$253,715
APOLLO COMMERCIAL REAL ESTATE	REIT	17,600	285,648
ASSOCIATED ESTATES REALTY CORP COM	REIT	24,300	391,716
BIOMED REALTY TRUST INC COM STK	REIT	31,700	612,761
CAPSTEAD MTGE. CORP COM STK	REIT	24,600	282,162
CHIMERA INVESTMENT CORPORATION COM STK	REIT	99,600	259,956
COLONY FINANCIAL INC	REIT	15,800	308,100
COMMONWEALTH REIT SHS OF BNF INT	REIT	18,700	296,208
CREXUS INVESTMENT CORP	REIT	18,100	221,725
DIAMONDROCK HOSPIT COM	REIT	82,500	742,500
EQUITY LIFESTYLE PROPERTIES INC COM STK	REIT	5,200	349,908
FIRST INDUSTRIAL REALTY TRUST COM STK	REIT	21,500	302,720
GOVERNMENT PROPERTIES INCOME	REIT	9,100	218,127
HATTERAS FINANCIAL CORP	REIT	11,400	282,834
HEALTHCARE REALTY TRUST INC COM STK	REIT	11,700	280,917
HERSHA HOSPITALITY TRUST CLASS 'A' SHS BEN	REIT	150,400	752,000
HIGHWOODS PROPERTIES INC COM STK	REIT	11,400	381,330
LASALLE HOTEL PROPERTIES COM STK	REIT	32,200	817,558
LEXINGTON REALTY TRUST COM STK	REIT	61,500	642,675
MACK CALI REALTY CORP COM STK	REIT	24,700	644,917
MEDICAL PROPERTIES TRUST INC COM STK	REIT	16,400	196,144
MFA FINANCIAL INC COM STK	REIT	35,600	288,716
NATIONAL RETAIL PPTYS INC COM	REIT	6,700	209,040
NEWCASTLE INVESTMENT CORP COM STK	REIT	25,400	220,472
PS BUSINESS PARKS INC CALIF COM SER'A '	REIT	7,200	467,856
RLJ LODGING TRUST	REIT	25,100	486,187
SABRA HEALTH CARE REIT INC	REIT	22,612	491,140
SUMMIT HOTEL PROPERTIES INC	REIT	23,400	222,300
SUN COMMUNITIES INC COM STK	REIT	7,500	299,175
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	25,600	503,808
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	12,000	313,800
Total REIT			$12,026,115

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	4,148,375	$4,148,375
Total Cash Equivalents			$4,148,375

Investment Companies
Mutual Funds
ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Funds	8,800	$722,128
ISHARES TRUST RUSSELL 2000 VALUE IDX FD	Mutual Funds	18,100	1,366,731
Total Investment Companies			$2,088,859

Royalty Trust
HUGOTON ROYALTY TR UNITS OF BEN INTEREST	Royalty Trust	47,300	$345,763
PACIFIC COAST OIL TRUST UNIT BEN INT	Royalty Trust	45,500	788,970
Total Royalty Trust			$1,134,733

Limited Partnership
ALLIANCE RESOURCE PARTNERS LP SHS OF BEN	Limited Partnership	11,400	$661,998
COMPASS DIVERSIFIED HLDGS SHS OF BENEFIC	Limited Partnership	15,500	$228,005
EQT MIDSTREAM PARTNERS LP UNITS	Limited Partnership	19,200	$598,080
SANDRIDGE MISSISSIPPIAN TRUST II SBI	Limited Partnership	13,400	218,018
Total Limited Partnership			$1,706,101

TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$151,167,378

			(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND

Government Bonds
UNITED STATES TREAS NOTES	0.38%	3/15/2015	$34,826,455	$34,841,620
UNITED STATES TREAS NOTES	0.50%	10/15/2014	31,537,867	31,639,713
UNITED STATES TREAS NOTES	0.63%	2/28/2013	12,208,558	12,208,478
UNITED STATES TREAS NOTES	0.63%	8/31/2017	25,133,764	25,146,390
UNITED STATES TREAS NOTES	1.63%	11/15/2022	19,377,862	19,088,897
UNITED STATES TREAS NOTES	1.75%	5/31/2016	30,404,935	31,088,608
UNITED STATES TREAS NOTES	1.00%	3/31/2017	11,339,308	11,376,968
UNITED STATES TREAS NOTES	2.13%	8/15/2021	7,716,751	7,681,484
Total Government Bonds				$173,072,158

Mortgage-Backed Security Bonds
GNMA I MORTPASS	3.50%	4/15/2027	$687,834	$689,009
GNMA I MORTPASS	3.50%	1/15/2026	776,508	786,367
GNMA I MORTPASS	3.00%	8/15/2027	59,400	59,775
GNMA I MORTPASS	3.00%	11/15/2027	1,326,716	1,328,646
GNMA I MORTPASS	3.00%	10/15/2027	2,045,065	2,041,129
GNMA I MORTPASS	4.00%	7/15/2025	595,805	603,917
FEDERAL HOME LN MTG CORP PTN CTFS	4.00%	7/1/2025	1,617,328	1,617,994
FEDERAL HOME LN MTG CORP PTN CTFS	5.50%	4/1/2038	1,993,401	2,030,244
FEDERAL HOME LOAN BANKS	5.00%	2/1/2034	1,201,666	1,208,130
FEDERAL HOME LOAN MORTGAGE CORP	5.00%	4/1/2036	225,002	227,541
FHLMCGLD MORTPASS	2.50%	11/1/2027	1,605,644	1,606,626
FHLMCGLD MORTPASS	2.50%	10/1/2027	388,204	387,531
FHLMCGLD MORTPASS	3.50%	11/1/2025	1,449,538	1,445,039
FHLMCGLD MORTPASS	3.50%	10/1/2025	1,420,422	1,415,815
FHLMCGLD MORTPASS	3.00%	4/1/2027	1,508,326	1,522,353
FHLMCGLD MORTPASS	3.00%	2/1/2027	1,913,160	1,952,572
FHLMCGLD MORTPASS	3.00%	7/1/2027	1,013,679	1,020,219
FHLMCGLD MORTPASS	3.00%	6/1/2027	1,922,895	1,944,433
FHLMCGLD MORTPASS	3.00%	6/1/2027	2,904,369	2,933,222
FHLMCGLD MORTPASS	3.00%	5/1/2027	1,146,353	1,157,980
FHLMCGLD MORTPASS	3.00%	5/1/2027	1,739,365	1,759,802
FHLMCGLD MORTPASS	3.00%	10/1/2027	1,350,631	1,356,549
FHLMCGLD MORTPASS	5.50%	7/1/2037	389,627	393,388
FHLMCGLD MORTPASS	5.50%	5/1/2036	961,688	956,428
FHLMCGLD MORTPASS	5.00%	8/1/2033	526,894	536,367
FHLMCGLD MORTPASS	5.00%	2/1/2038	1,085,480	1,085,684
FHLMCGLD MORTPASS	5.00%	1/1/2037	744,423	746,301
FHLMCGLD MORTPASS	5.00%	7/1/2035	319,748	327,102
FHLMCGLD MORTPASS	5.00%	10/1/2018	104,615	107,266
FHLMCGLD MORTPASS	6.00%	7/1/2039	772,820	764,143
FEDERAL NATIONAL MORTGAGE ASSOC	5.50%	5/1/2035	317,042	318,055
FEDERAL NATIONAL MORTGAGE ASSOC	5.50%	1/1/2036	509,879	514,883
FEDERAL NATIONAL MORTGAGE ASSOC	5.50%	12/1/2035	990,100	1,014,300
FNMA MORTPASS	2.50%	8/1/2027	2,205,636	2,244,182
FNMA MORTPASS	2.50%	7/1/2027	865,525	877,515
FNMA MORTPASS	2.50%	3/1/2027	1,057,535	1,064,463
FNMA MORTPASS	2.50%	5/1/2027	631,889	636,080

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Mortgage-Backed Security Bonds (Cont't)
FNMA MORTPASS	2.50%	11/1/2027	$1,282,391	$1,282,306
FNMA MORTPASS	2.83%	8/1/2022	1,212,290	1,258,592
FNMA MORTPASS	3.50%	8/1/2032	129,973	137,964
FNMA MORTPASS	3.00%	10/1/2027	1,879,576	1,883,203
FNMA MORTPASS	3.00%	9/1/2027	1,578,818	1,588,465
FNMA MORTPASS	5.50%	8/1/2037	188,036	188,864
FNMA MORTPASS	5.50%	1/1/2034	96,705	98,009
FNMA MORTPASS	5.00%	8/1/2033	419,426	434,068
FNMA MORTPASS	5.00%	10/1/2035	347,620	356,404
FNMA MORTPASS	6.00%	4/1/2036	743,815	755,911
FNMA MORTPASS	6.00%	4/1/2039	822,154	839,901
FNMA MORTPASS	6.00%	7/1/2039	377,374	378,369
Total Mortgage-Backed Security Bonds				$49,883,106

Corporate Bonds
HSBC BANK PLC	3.50%	6/28/2015	$380,845	$404,127
HSBC BANK	3.10%	5/24/2016	230,944	244,229
ROCHE HLDGS INC	6.00%	3/1/2019	2,058,331	2,523,195
SCHLUMBERGER SA	3.30%	9/14/2021	423,813	452,583
VOLKSWAGEN INTERNATIONAL FINANCE NV	2.38%	3/22/2017	421,696	436,712
ALABAMA POWER CO.	5.80%	11/15/2013	431,892	451,510
ANALOG DEVICES INC	3.00%	4/15/2016	106,670	113,480
ANHEUSER BUSCH	2.50%	7/15/2022	711,716	719,476
AT & T INC	3.88%	8/15/2021	381,029	425,742
AT&T INC	5.10%	9/15/2014	2,499,566	2,733,836
BECTON DICKINSON & CO	3.25%	11/12/2020	2,093,591	2,212,345
BERKSHIRE HATHAWAY FINANCE CORP	4.60%	5/15/2013	551,660	559,542
BERKSHIRE HATHAWAY INC	3.20%	2/11/2015	706,753	744,318
BHP BILLITON FI US	1.13%	11/21/2014	380,153	385,594
BOEING CO	4.875%	2/15/2020	2,071,074	2,236,138
BOEING CO	5.125%	2/15/2013	856,023	860,728
BP CAPITAL MARKETS	2.248%	11/1/2016	485,000	504,586
CISCO SYSTEMS INC	5.500%	2/22/2016	1,354,582	1,552,269
CME GROUP INC	5.400%	8/1/2013	592,992	610,927
CME GROUP INC	5.750%	2/15/2014	580,503	610,399
DEERE & CO	2.600%	6/8/2022	786,113	797,930
DIAGEO	5.200%	1/30/2013	400,783	402,475
DUKE ENERGY CAROLINAS LLC	4.300%	6/15/2020	191,590	212,072
EBAY INC SR NT	2.600%	7/15/2022	265,668	268,724
GEN ELEC CO	2.700%	10/9/2022	443,981	453,592
GENERAL ELECTRIC CO	5.250%	12/6/2017	548,147	676,832
GEORGIA POWER CO	6.000%	11/1/2013	211,977	221,404
GLAXOSMITHLKLINE CAPITAL INC	5.650%	5/15/2018	746,653	953,728

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Corporate Bonds (Con't)
ILLINOIS TOOL WORKS INC	6.250%	4/1/2019	$713,420	$872,903
INTEL CORP	1.950%	10/1/2016	298,661	308,898
INTERNATIONAL BUS MACH CORP	0.875%	10/31/2014	978,335	987,250
INTERNATIONAL BUS MACH CORP	1.250%	2/6/2017	1,752,846	1,796,774
JOHN DEERE CAPITAL CORP	1.250%	12/2/2014	366,698	371,877
MASSMUTUAL GLOBAL FUNDING II	2.000%	4/5/2017	342,731	354,426
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	405,451	479,265
ORACLE CORP	5.750%	4/15/2018	1,665,252	2,001,973
PACCAR FINL CORP	1.550%	9/29/2014	574,630	584,424
PRAXAIR INC	4.625%	3/30/2015	943,442	1,041,938
SOUTHERN CALIF EDISON CO	5.750%	3/15/2014	710,074	751,516
STRYKER CORP	2.000%	9/30/2016	268,628	280,104
TOYOTA MOTOR CREDIT CORP	3.200%	6/17/2015	268,908	284,189
TRANSCANADA PIPELINES	3.800%	10/1/2020	517,648	559,065
UNITED PARCEL SERVICE INC	3.125%	1/15/2021	269,568	291,517
UNITED TECHNOLOGIES CORP	3.100%	6/1/2022	1,013,735	1,007,098
VERIZON WIRELESS CAPITAL/CELLCO PTN	5.550%	2/1/2014	403,037	420,947
WAL-MART STORES INC	1.625%	4/15/2014	1,414,369	1,439,443
WAL-MART STORES INC	4.250%	4/15/2021	2,088,685	2,438,803
WELLS FARGO & CO	1.250%	2/13/2015	640,720	648,021
3M CO	1.375%	9/29/2016	254,385	261,258
Total Corporate Bonds				$39,950,182

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

CMO/REMIC
BANC OF AMERICA COMMERCIAL MORTGAGE INC	FLOATING	9/10/2047	$991,234	$1,104,652
FANNIE MAE	3.000%	3/25/2021	992,236	1,120,962
FANNIE MAE	3.000%	5/25/2026	210,789	212,545
FANNIE MAE	3.000%	5/25/2026	835,656	863,707
FANNIE MAE	2.000%	12/25/2042	1,475,047	1,453,648
FANNIE MAE	3.500%	3/25/2027	2,149,256	2,228,312
FREDDIE MAC	4.000%	12/15/2025	1,890,101	2,154,651
Total CMO/REMIC				$9,138,477

Commercial Mortgage-Backed Bonds
GS MORTGAGE SECURITIES TRUST	2.954%	11/5/2034	$1,024,959	$1,015,823
LB-UBS COMMERCIAL MORTGAGE TRUST	4.794%	7/15/2040	1,056,316	1,076,900
LBS-UBS COMMERCIAL MORTGAGE TRUS VARIAB	FLOATING	11/15/2030	200,451	226,058
MERRILL LYNCH MORTGAGE TRUST	FLOATING	1/12/2044	1,621,355	1,657,726
RBSCF TRUST 2010-RR3	4.970%	4/14/2040	1,286,949	1,282,999
Total Commercial Mortgage-Backed Bonds				$5,259,506

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	$14,748,956	$14,748,956
Total Short-Term Investment Fund				$14,748,956

TOTAL SEIX INTERMEDIATE BOND FUND				$292,052,385

				(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

MONTAG & CALDWELL LARGE CAP GROWTH FUND

Common Stock
ABBOTT LABS COM NPV	Common Stock	119,400	$7,820,700
ACCENTURE PLC CLS 'A'	Common Stock	40,300	2,679,950
ALLERGAN INC COM STK	Common Stock	64,700	5,934,931
AMERISOURCEBERGEN CORP COM STK NPV	Common Stock	100,400	4,335,272
APPLE INC COM STK	Common Stock	12,760	6,801,463
BED BATH AND BEYOND COM STK	Common Stock	45,600	2,549,496
BIOGEN IDEC INC COM STK	Common Stock	12,900	1,892,043
CAMERON INTERNATIONAL CORP COM STK	Common Stock	88,900	5,019,294
COCA-COLA CO COM STK	Common Stock	224,200	8,127,250
COLGATE-PALMOLIVE CO COM STK	Common Stock	57,900	6,052,866
COSTCO WHOLESALE CORP COM STK	Common Stock	54,500	5,382,965
EBAY INC COM STK	Common Stock	75,600	3,857,112
EMC CORP COM STK	Common Stock	64,700	1,636,910
EXPRESS SCRIPTS HLDG CO	Common Stock	100,561	5,430,294
GENERAL ELECTRIC CO COM STK	Common Stock	321,500	6,748,285
GOOGLE INC COM STK	Common Stock	5,062	3,590,831
JOHNSON CONTROLS INC	Common Stock	29,915	918,391
JUNIPER NETWORKS COM STK	Common Stock	220,300	4,333,301
LAS VEGAS SANDS CORP COM STK	Common Stock	30,000	1,384,800
MCDONALD'S CORP COM STK	Common Stock	30,600	2,699,226
MONDELEZ INTL INC NPV A	Common Stock	242,000	6,163,740
MONSANTO CO COM STK	Common Stock	75,800	7,174,470
NIKE INC CLASS'B' COM STK	Common Stock	39,800	2,053,680
OCCIDENTAL PETROLEUM CORP COM	Common Stock	43,000	3,294,230
ORACLE CORP	Common Stock	188,600	6,284,152
PEPSICO INC CAP STK	Common Stock	63,200	4,324,776
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	79,100	6,615,924
PROCTOR & GAMBLE CO COM STK NPV	Common Stock	67,905	4,610,070
QUALCOMM INC COM STK	Common Stock	127,500	7,907,550
SCHLUMBERGER COM STK	Common Stock	38,400	2,660,736
STARBUCKS CORP COM STK NPV	Common Stock	81,700	4,380,754
STRYKER CORP COM STK	Common Stock	74,200	4,067,644
TJX COS INC COM STK	Common Stock	55,100	2,338,995
UNILEVER NV EURO.16 (NEW YORK SHARES)	Common Stock	106,000	4,059,800
UNITED PARCEL SERVICE INC CLASS'B' COM ST	Common Stock	54,300	4,003,539
VISA INC	Common Stock	33,700	5,108,246
WELLS FARGO & CO COM STK	Common Stock	165,900	5,670,462
Total Common Stock			$167,914,148

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	15,294,259	$15,294,259
Total Short-Term Investment Fund			$15,294,259

TOTAL MONTAG & CALDWELL LARGE CAP GROWTH FUND			$183,208,407

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND

Common Stock
ABBOTT LABS COM NPV	Common Stock	85,775	$5,618,263
ACCENTURE PLC CLS 'A'	Common Stock	58,410	3,884,265
ACE LIMITED	Common Stock	25,325	2,020,935
ALTRIA GROUP INC COM STK	Common Stock	87,820	2,759,304
AMERICAN ELECTRIC POWER CO INC COM STK	Common Stock	35,740	1,525,383
AMERICAN EXPRESS CO COM	Common Stock	47,720	2,742,946
AMGEN INC COM STK	Common Stock	51,055	4,407,068
APPLE INC COM STK NPV	Common Stock	4,390	2,340,002
AT&T INC COM STK	Common Stock	208,210	7,018,759
*AUTOMATIC DATA PROCESSING, INC COMMON STOCK	Common Stock	40,845	2,328,573
BLACKROCK INC CLASS 'A' COM STK NPV	Common Stock	14,295	2,954,919
BOEING CO COM STK	Common Stock	35,125	2,647,020
BRISTOL-MYERS SQUIBB CO COM STK	Common Stock	188,910	6,156,577
CHEVRON CORP COM STK	Common Stock	47,945	5,184,772
CHUBB CORP COM STK	Common Stock	23,280	1,753,450
CME GROUP INC COM STK	Common Stock	30,635	1,553,501
CMS ENERGY CORP COM STK	Common Stock	52,080	1,269,710
COCA-COLA CO COM STK	Common Stock	61,270	2,221,037
CONOCOPHILLIPS	Common Stock	31,655	1,835,673
DEERE & CO COM STK	Common Stock	15,115	1,306,238
DOMINION RESOURCES INC (VIRGINIA) COM STK	Common Stock	23,535	1,219,113
DOVER CORP COM STK	Common Stock	29,885	1,963,743
DU PONT (E.I.)DE NEMOURS & CO COM STK	Common Stock	55,040	2,475,149
DUKE ENERGY CORP COM STK NPV	Common Stock	12,435	793,353
EMERSON ELECTRIC CO	Common Stock	27,980	1,481,821
EXXON MOBIL CORP COM STK NPV	Common Stock	81,690	7,070,269
GENERAL MILLS INC COM STK	Common Stock	39,895	1,612,157
HEINZ (H.J.) CO COM STK	Common Stock	55,140	3,180,475
HOME DEPOT INC COM STK	Common Stock	76,585	4,736,782
HONEYWELL INTERNATIONAL INC COM STK	Common Stock	53,915	3,421,985
ILLINOIS TOOL WORKS INC COM STK NPV	Common Stock	19,515	1,186,707
INTEL CORP COM STK	Common Stock	254,775	5,256,008
INTERNATIONAL BUS MACH CORP COM STK	Common Stock	36,815	7,051,913
JOHNSON & JOHNSON COM STK	Common Stock	85,775	6,012,827

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
*JPMORGAN CHASE & CO COM STK	Common Stock	114,370	$5,028,849
KIMBERLY-CLARK CORP COM STK	Common Stock	32,495	2,743,553
KINDER MORGAN INC DELAWARE	Common Stock	76,585	2,705,748
MACY'S INC COM STK	Common Stock	30,635	1,195,378
MARSH & MCLELLAN COS INC COM	Common Stock	76,585	2,639,885
MATTEL INC COM STK	Common Stock	47,645	1,744,760
MCDONALD'S CORP COM STK	Common Stock	47,645	4,202,765
MCGRAW-HILL COS INC (THE) COM STK	Common Stock	31,180	1,704,611
MERCK & CO INC (NEW) COM STK	Common Stock	140,745	5,762,100
MEREDITH CORP COM STK	Common Stock	40,845	1,407,110
METLIFE INC COM STK	Common Stock	31,145	1,025,916
MICROSOFT CORP COM STK	Common Stock	235,680	6,299,726
NATIONAL FUEL GAS CO COM STK	Common Stock	7,827	396,751
NEXTERA ENERGY INC	Common Stock	15,190	1,050,996
NORDSTROM INC COM STK NPV	Common Stock	27,010	1,445,035
NORTHEAST UTILITIES COM STK	Common Stock	33,930	1,325,984
NORTHERN TRUST CORP COM STK	Common Stock	34,720	1,741,555
OCCIDENTAL PETROLEUM CORP COM	Common Stock	32,065	2,456,500
PARKER-HANNIFIN CORP COM STK	Common Stock	20,090	1,708,855
PEOPLE'S UTD FINL COM STK	Common Stock	108,270	1,308,984
PFIZER INC COM STK	Common Stock	275,185	6,901,640
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	88,840	7,430,578
PHILLIPS 66	Common Stock	28,590	1,518,129
PNC FINANCIAL SERVICES GROUP COM STK	Common Stock	34,645	2,020,150
PRICE T ROWE GROUP INC COM STK	Common Stock	21,445	1,396,713
PROCTER & GAMBLE CO COM STK NPV	Common Stock	51,055	3,466,124
RAYTHEON CO COM STK	Common Stock	44,930	2,586,171
RPM INTERNATIONAL INC COM STK	Common Stock	47,645	1,398,857
SEMPRA ENERGY CORP COM STK NPV	Common Stock	27,980	1,984,901
SHERWIN-WILLIAMS CO COM STK	Common Stock	38,710	5,954,372
SONOCO PRODUCTIS CO COM STK NPV	Common Stock	38,435	1,142,673
TEXAS INSTRUMENTS INC COM STK	Common Stock	49,525	1,532,303
TIME WARNER INC	Common Stock	71,465	3,418,171
TJX COS INC COM STK	Common Stock	40,705	1,727,927
UNITED PARCEL SERVICE INC CLASS'B' COM ST	Common Stock	17,155	1,264,838
UNITED TECHNOLOGIES CORP COM STK	Common Stock	15,520	1,272,795
UNUM GROUP COM	Common Stock	63,310	1,318,114

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
US BANCORP DELAWARE COM STK	Common Stock	81,690	$2,609,179
VERIZON COMMUNICATIONS INC COM STK	Common Stock	169,510	7,334,698
VF CORP COM STK NPV	Common Stock	8,170	1,233,425
WAL-MART STORES INC	Common Stock	33,085	2,257,390
WASTE MANAGEMENT INC COM STK	Common Stock	45,340	1,529,772
WELLS FARGO & CO COM STK	Common Stock	106,200	3,629,916
WESTAR ENERGY INC COM	Common Stock	42,685	1,221,645
WISCONSIN ENERGY CORP COM STK	Common Stock	33,750	1,243,688
FIFTH THIRD BANCORP	Common Stock	8,420	1,175,432
BHP BILLITON LIMITED ADR EACH REP 2 ORD	Common Stock	14,065	1,103,259
CANON INC ADR (CNV INTO 1 ORD SHS NPV)	Common Stock	24,365	955,352
DIAGEO ADR EACH REPR 4 ORD	Common Stock	28,650	3,340,017
ROYAL DUTCH SHELL ADR EACH REPR 2 'A' SHS	Common Stock	66,390	4,577,591
DIGITAL REALTY TRUST INC COM STK	Common Stock	22,465	1,525,149
PUBLIC STORAGE COM STK	Common Stock	11,030	1,598,909
SIMON PROPERTY GROUP INC COM STK	Common Stock	7,995	1,263,930
Total Common Stock			$239,819,566

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	10,518,293	$10,518,293
Total Cash Equivalents			$10,518,293

Investment Companies
Mutual Funds
SPIDER S&P 500 ETF TRUST	Mutual Funds	24,965	$3,558,012
Total Investment Companies			$3,558,012

TOTAL COLUMBIA DIVIDEND VALUE FUND			$253,895,871

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Number	Current
Identity of Issuer, Borrower or Similar Party	Description of Investment	of Shares	Value

Retirement Income
*JPMORGAN SMARTRETIREMENT INCOME FUND	Commingled Trust	2,700,802	$40,160,925

Retirement 2010
*JPMORGAN SMARTRETIREMENT 2010 FUND	Commingled Trust	2,152,605	$32,784,171

Retirement 2015
*JPMORGAN SMARTRETIREMENT 2015 FUND	Commingled Trust	4,651,989	$72,617,547

Retirement 2020
*JPMORGAN SMARTRETIREMENT 2020 FUND	Commingled Trust	10,951,279	$174,672,892

Retirement 2030
*JPMORGAN SMARTRETIREMENT 2030 FUND	Commingled Trust	10,994,765	$170,528,811

Retirement 2040
*JPMORGAN SMARTRETIREMENT 2040 FUND	Commingled Trust	8,651,316	$133,489,804

S&P 500 Index Fund
NORTHERN TRUST S&P 500 INDEX FUND	Commingled Trust	2,241,192	$255,518,328

Money Market Fund
GOLDMAN SACHS FINANCIAL SQUARE GOVERNMENT FUND	Money Market	225,978,241	$225,978,241

Pyramis Select International Plus Commingled Pool
PYRAMIS SELECT INTERNATIONAL PLUS COMMINGLED POOL	Commingled Trust	18,812,403	$216,154,505

ING Small-Cap Growth Fund
ING SMALL-CAP GROWTH FUND	Commingled Trust	18,909,679	$205,038,733

BNY MELLON INTERNATIONAL EQUITY TRANSITION FUND
Money Market Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	61,298	$61,298

BNY MELLON SMALL-CAP EQUITY TRANSITION FUND
Common Stock
RYMAN HOSPITALITY PROPERTIES INC	Common Stock	1,200	$46,152
Money Market Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	11,537	$11,537

Total Investment Funds			$2,732,406,153

*Notes receivable from participants - original loan amounts
ranging from $1,000 to $50,000 with interest rates
ranging from 4.25% to 10.5% collateralized by
the participant's vested interest in the account balance.
The loan maturity dates range from 2013 to 2019			78,072,952

TOTAL INVESTMENTS			$2,810,479,105

			(Concluded)
*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date:  July 1, 2013                                                                /s/  Michael A. Bonarti
Michael A. Bonarti
Trustee of the Plan
Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.